ehāve, Inc.

250 University Avenue, Suite 200

Toronto, ON M5H 3E5 Canada

March 29, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ehāve, Inc.
File Registration No. 333-207107

Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), ehāve, Inc. (the "Company") hereby requests that the Registration Statement described above (the "Registration Statement") be accelerated so that it will become effective at 10:00 am on Monday, April 4, 2016, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3. The Company may not assert the declaration of effectiveness or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

ehāve, Inc.

By:	/s/ Scott L. Woodrow
Scott L. Woodrow
President and Chief Executive Officer
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

By:	/s/ David Stefansky
David Stefansky

By:	/s/ Jesse Kaplan
Jesse Kaplan
Director

cc: David Lubin, Esq.